Exhibit 99.305

Nextech AR Solutions Corp. Announces Fourth Quarter 2020 Earnings and Conference Call

Vancouver, B.C., Canada – April 15, 2021 – Nextech AR Solutions (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), plans to release its fourth quarter and year ended December 31, 2020 financial results after markets close today, April 15, 2021. Subsequently, Nextech will host a conference call (Thursday April 15, 2021) at 5:30 p.m. Eastern Time. Please join Evan Gappelberg, Chief Executive Officer and Kashif Malik, Chief Financial Officer to discuss these financial and operating results followed by a question-and answer period.

Conference Call Details:

Date: Thursday, April 15, 2021

Time: 5:30 p.m. Eastern Time

Toll Free Dial-In Number: (877) 201-0168
International Dial-In Number: (647) 788-4901

Conference ID: 6185913

Webcast Link: Nextech AR Q4 and Full Year 2020 Earnings Call

For those unable to join the live event, a recording of the presentation will be posted on the company's website.

About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms:  vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”).  VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

On behalf of the Board of Nextech AR Solutions Corp.

“Evan Gappelberg”
CEO and Director

For further information, please contact:

Shauna Mason

Shauna.Mason@Nextechar.com

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be,” “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.